May 1, 2019

Ana Menendez
Chief Financial Officer
WATSCO INC
2665 South Bayshore Drive
Suite 901
Miami, FL 33133

       Re: WATSCO INC
           Form 8-K filed on February 14, 2019
           Form 10-K for the fiscal year ended December 31, 2018
           Filed on February 28, 2019
           File No. 1-05581

Dear Ms. Menendez:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction